December 04, 2012

MAXCOM RECEIVES RECAPITALIZATION AND TENDER OFFER. BOARD ACCEPTS RECAPITALIZATION OFFER AND MAJOR SHAREHOLDERS ACCEPT AGREEMENT TO CONDITIONALLY TENDER

Mexico City, Mexico, December 4, 2012 (NYSE: MXT, BMV: MAXCOM.CPO).

Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that it has received an offer from Ventura Capital Privado S.A. de C.V. (“Ventura”) to acquire for cash, at a price equal to Ps.$2.90 (two pesos and 90/100) per CPO (the “Offer Price”), up to 100% (one hundred percent) of the issued and outstanding shares of Maxcom pursuant to a public tender to be conducted, upon authorization of the Comisión Nacional Bancaria y de Valores (the “CNBV”), in accordance with Article 98 of the Mexican Securities Law (Ley del Mercado de Valores) (the “Offer”). As part of the transaction, Ventura will also subscribe a capital increase of at least US$22 million dollars.

Maxcom also announced that its Board of Directors, after carefully evaluating the Offer, with the advice of HSBC Securities (USA), Inc., an investment banking firm retained by the Company as exclusive financial advisor and who has provided the Board of Directors with a fairness opinion, has accepted it and has entered into a Recapitalization Agreement with Ventura. Additionally, holders of approximately 44.29% of Maxcom’s outstanding shares, have accepted an agreement to conditionally tender their shares to Ventura at the Offer Price.

Ventura’s obligation to launch the Offer is subject to certain conditions, including:

a)	Receiving legal and regulatory approvals, including from the CNBV, the Secretaría de Comunicaciones y Transportes (SCT) and the Comision Federal de Competencia (COFECO); and

b)	The business of Maxcom continuing in its ordinary and usual course.

In addition, consummation of the Offer would be subject to certain conditions, including:

a)	more than 50% of the shares of all of the outstanding fully diluted shares of the capital stock of Maxcom on the expiration date are tendered into the Offer; and

b)	successful completion of an offer to exchange Maxcom’s current outstanding 11% Senior Notes due 2014 for new notes to be issued by the Company, upon terms and conditions satisfactory to the Company and Ventura.

If the Offer is completed, Ventura plans to capitalize Maxcom with sufficient funds to position the Company for expansion in the Mexican telecommunications market. “We believe that Maxcom has significant potential to continue growing and gaining market share in Mexico. With a stronger balance sheet as a result of the potential debt exchange and capitalization, we plan to position the Company as a leading niche telecommunications provider in the country,” said Enrique Castillo and Javier Molinar, representatives of Ventura Capital.

 “Ventura is a respected private equity fund that has a comprehensive business plan to enhance Maxcom’s positioning in Mexico. A new group of investors, alongside a stronger balance sheet and additional resources, should translate into growth and profitability for the Company,” said Jacques Gliksberg, Chairman of the Board of Directors of Maxcom.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the CNBV or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) maintained by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

December 04, 2012

About Ventura

Ventura Capital Privado S.A. de C.V. is a Mexican Private Equity Fund seeking growth investment opportunities in the Mexican Market. Ventura, represented by Enrique Castillo Sanchez Mejorada and Javier Molinar Horcasitas, is funded with resources from a number of prominent Mexican investors.

Forward Looking Statements

In addition to historical information, the information presented in this communication includes forward-looking statements. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction, Maxcom’s capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction.

Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction, the ability to successfully complete the proposed transaction (including the exchange of Maxcom’s 11% Senior Notes due 2014 in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the business post-closing and the terms on which such financing may be available, the financial performance of Maxcom following completion of the proposed transaction, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, and the timing and extent of changes in law and regulations.

Additional information concerning other risk factors is contained in Maxcom most recently filed Annual Reports on Form 20-F, recent current reports on Form 6-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Maxcom’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither Maxcom nor Ventura undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning Maxcom, the proposed transaction, and attributable to Maxcom or Ventura or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

For more information contact: Manuel S. Pérez Mexico City, Mexico (52 55) 4770-1170 manuel.perez@maxcom.com